Exhibit 99.1

NICE Actimize Named a Leader in the IDC MarketScape for
 Worldwide Enterprise Fraud Solutions 2024 Vendor Assessment

NICE Actimize's IFM Enterprise Fraud Management platform uses Artificial Intelligence and machine learning to develop and improve fraud prevention models and methodologies

Hoboken, N.J., July 3, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it has been named a Leader in the “IDC MarketScape: Worldwide Enterprise Fraud Solutions 2024 Vendor Assessment (March, 2024)”. For this analysis, IDC divided potential key measures for success into two primary categories: capabilities and strategies. Among its assessments, the capabilities category looked at how well a vendor is building/delivering capabilities that enable it to execute its chosen strategy in the market. The strategies category focused on high-level decisions and underlying assumptions about offerings, customer segments, and business and go-to-market plans for the next three to five years.

“NICE Actimize is the fraud solutions vendor of choice for nearly all the largest banks, across all regions, which makes it one of the most widely used fraud solutions,” explained Sean O'Malley, research director, IDC Financial Insights, Worldwide Compliance, Fraud and Risk Analytics Strategies and author of the report. “NICE Actimize uses artificial intelligence capabilities and machine learning to develop and improve fraud prevention models and methodologies. NICE Actimize deals with real-time fraud prevention, anti–money laundering (AML) detection, and trade surveillance solutions.”

The report highlighted, “NICE Actimize's IFM Enterprise Fraud Management platform enables customers to leverage collective intelligence and cross-industry expertise accumulated by NICE Actimize to protect its customers, avoid reputational damage, and safeguard financial institutions. This enables all financial institutions using IFM to benefit from what other financial institutions using the solution have learned and are learning as new fraud typologies emerge and change.”

”NICE Actimize’s next generation Integrated Fraud Management applies artificial intelligence capabilities across the entire lifecyle for agile and efficient fraud detection,” said Craig Costigan, CEO, NICE Actimize. “When combining our investments in intelligent orchestration, network analytics and industry-leading case management powered by GenAI, we are strategically addressing our financial institutions greatest challenges.”

In closing, the report noted, “NICE Actimize is in the process of launching its next-generation IFM (version 11) designed to use AI across the life cycle of fraud management with the goal of making fraud prevention teams more accurate, agile, and efficient. Capabilities will include intelligent orchestration, network analytics, and alert and case management powered by GenAI.”

To learn more about NICE Actimize’s Enterprise Fraud Management powered by Pervasive AI click here.

IDC MarketScape
IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.